February 4, 2010
VIA EDGAR AND OVERNIGHT SERVICE
Securities and Exchange Commission
One Station Place
100 F. Street, N.E.
Washington, D.C. 20549-4561

Attention:	Kathleen Collins Accounting Branch Chief Mail Stop: 4561

Re:	QLogic Corporation Form 10-K for the Fiscal Year Ended March 29, 2009 Filed May 21, 2009 File No. 000-23298
Dear Ms. Collins:
We received your letter dated January 21, 2010 setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) on certain of our documents previously filed under the Securities Exchange Act of 1934, as amended. Set forth below are the Staff comments in your January 21st letter, followed by our responses to those comments.
We respectfully submit that we do not believe that any amendment to our Annual Report on Form 10-K for the fiscal year ended March 29, 2009 is necessary or required in connection with the Staff’s comments. Rather, as discussed more fully below, we hereby undertake to adjust our disclosures in future filings as appropriate.
Form 10-K for the Fiscal Year Ended March 29, 2009
     Item 1. Business, page 2
1.	We note that sales to Hewlett-Packard and IBM represented 21% and 18% of your net revenues in fiscal 2009. As it appears that you are substantially dependant upon these relationships, please tell us how you considered expanding your disclosure in your “Business” section to describe your relationships with these customers. Also advise how you determined that your contracts with these customers are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K. In this regard, we note your disclosure on page 10 that customers generally order products through written purchase orders as opposed to long-term supply contracts.

Securities and Exchange Commission
February 4, 2010

Response. We will expand the disclosure of the importance of our major OEM customers in the “Business” section of our future filings. We would propose to include disclosure similar to the information included in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 24, which includes a table with the percentage of revenue for each of our customers that represents 10% or more of our net revenues in each of the last three fiscal years. In addition, we currently disclose that our “top ten customers accounted for 84%, 85% and 80% of our net revenues during fiscal 2009, 2008 and 2007, respectively” and we propose to include similar information in the “Business” section in future filings. Finally, we would also comment in the “Business” section on our relationships with our largest customers, which we believe to be good.
We have concluded that we are not required to file our contracts with Hewlett-Packard and IBM pursuant to Item 601(b)(10) of Regulation S-K because the contracts are such as ordinarily accompany our business and we are not substantially dependent on those contracts. The contracts with these large OEM customers include general agreement on payment terms, warranty terms, delivery terms and similar terms of sale, subject to future purchase orders from these customers. Under the contracts neither customer is obligated to purchase any products from QLogic. The contracts govern the terms of sale when one of the OEMs decides to purchase products from QLogic. The contracts are similar (except for product specifications and testing requirements) to the contracts or arrangements that we have with our other OEM customers. Based on the foregoing, we have concluded that the contracts are not required to be filed under Item 601(b)(10) of Regulation S-K.
2.	Please tell us how you considered expanding the “Manufacturing” section to discuss your relationships with your major third-party contract manufacturers as well as your dependence upon sole source and limited source suppliers given your risk factor discussion on page 12. In your response, provide us with your analysis as to how you have determined that agreements with these entities are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.
Response. We propose adding in future filings two new paragraphs to the “Manufacturing” section immediately preceding the current last paragraph of that section. Those new paragraphs would include disclosure substantially similar to the following:
We use third-party contract manufacturers to assemble and test our products, including our adapter and switch products. These contract manufacturers are located outside the United States. To the extent that we rely on these contract manufacturers, we are not able to directly control product delivery schedules and quality assurance. The loss of one of our major contract manufacturers could significantly impact our ability to produce products for an indefinite period of time. Qualifying a new contract manufacturer and commencing volume production is a lengthy and expensive process. While we believe that our relationships with our contract manufacturers are good, if we are required to change a contract manufacturer or if a contract manufacturer experiences delays, disruptions, capacity constraints, component parts shortages or quality control problems in its manufacturing operations, shipment of our products to our customers could be delayed, resulting in loss or postponement of revenue and potential harm to our competitive position and relationships with customers.

Securities and Exchange Commission
February 4, 2010

We purchase certain key components used in the manufacture of our products from single or limited sources. We purchase application-specific integrated circuits, or ASICs, from single sources and we purchase microprocessors, certain connectors, logic chips, power supplies and programmable logic devices from limited sources. If one of these suppliers experiences an interruption in its ability to supply our needs, or chooses to sever their relationship with us, we may be unable to produce certain of our products until alternative suppliers are identified and qualified.
We have concluded that we are not required to file our contracts with our contract manufacturers and other sole source and limited source suppliers pursuant to Item 601(b)(10) of Regulation S-K because the contracts are such as ordinarily accompany our business and we are not substantially dependent on any one of these contracts. The contracts with these suppliers include normal course business terms such as payment terms, delivery terms, forecast requirements, and testing and quality control specifications. Under these contracts, QLogic is not obligated to purchase any minimum amount of product. There are alternative suppliers to our contract manufacturers and other sole source and limited source suppliers, however there would be costs and delays associated with transitioning to these alternative suppliers. Based on the foregoing, we have concluded that the contracts are not required to be filed under Item 601(b)(10) of Regulation S-K.
3.	Also, please tell us how you considered expanding your discussion under “Intellectual Property” to describe in greater detail the importance and duration of your licenses. This should include your intended course of action in the event you are unable to find suitable alternatives to third-party technology, obtain certain licenses or obtain such licenses on favorable terms.
Response. We do not discuss any specific licenses under “Intellectual Property” because we do not believe that any of our current license agreements are material to our business. We have licenses for engineering software but there are alternative vendors for the software that we use on a regular basis. We have several licenses of patented technology but none of the licenses relate to core QLogic developed technology and none are material to our business or require payment of amounts that are material. We would propose to include in future filings disclosure that QLogic does not believe that any of its current licenses are material (or alternatively, if the circumstances at the time warrant, to describe any licenses we determine are material).
     Item 8. Financial Statements and Supplementary Data
     Note 1. Description of Business and Summary of Significant Accounting Policies
     Revenue Recognition, page 42
4.	We note the Company recognizes certain arrangements under the scope of SOP 97-2 and vendor specific objective evidence (“VSOE”) for multiple elements is established based upon separate sales. Please provide us with the following information:
a.	Tell us the amount of revenue recognized for arrangements accounted for under the scope of SOP 97-2 for each period presented;

b.	Please describe what products are in the scope of SOP 97-2 and how you distinguish between products that are accounted for under the scope of SAB 104 and EITF 00-21;

Securities and Exchange Commission
February 4, 2010

c.	Also, tell us the amount of revenue recognized for arrangements where fair value or VSOE did not exists for multiple element arrangements (i.e., your bundled arrangements);

d.	If these arrangements are material, describe the process you use to evaluate the various factors that affect how you establish VSOE for each of the multiple elements (i.e., maintenance, professional, and training services) in your arrangements, including customer type, purchase volume, geographic region, etc. pursuant to paragraph 10 of SOP 97-2. In your response, please tell us the volume of stand-alone sales used in your most recent VSOE analysis. If you assessed VSOE on a bell-shaped-curve approach, please tell us the percentage of stand-alone sales that fall within a narrow range of the median price for each segment, and;

e.	Please describe what you consider to be warranty services (i.e. accounted for under SFAS 5 and/or FTB 90-1) and what you consider to be post-contract services (i.e., accounted for under SOP 97-2) in your arrangements.
Response. QLogic is a designer and supplier of high performance storage networking, server networking, data networking and converged networking infrastructure solutions. We are primarily a hardware company, and our products are comprised primarily of host adapter products, network switch and router products, and silicon products.
Our response to each of the Staff’s comments noted above is as follows:
a)	Revenue recognized for arrangements accounted for under American Institute of Certified Public Accountants Statement of Position (SOP) No. 97-2, Software Revenue Recognition, as amended, was approximately $2.8 million in fiscal 2009, $2.0 million in fiscal 2008 and $1.1 million in fiscal 2007. These revenues represent 0.4%, 0.3% and 0.2% of net revenues in fiscal 2009, 2008 and 2007, respectively.

b)	Substantially all of our products are hardware products. Any embedded software included within our hardware products has been determined to be incidental to the product as a whole, pursuant to paragraph 2 of SOP 97-2. Accordingly, to the extent that there are multiple elements included in hardware arrangements (i.e., hardware and hardware maintenance), we allocate the revenue based on the relative fair values of the individual components as determined in accordance with Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables.

The revenue from software products discussed in a) above is accounted for under SOP 97-2. This revenue includes revenue for certain software products that are priced and sold separately. The primary software products sold separately are our Enterprise Fabric Suite (EFS) and InfiniBand Fabric Suite (IFS), which software products represent the majority of our software product revenue.

c)	The amount of revenue recognized for multiple element arrangements where fair value or VSOE did not exist for undelivered elements was $2.0 million, $0.7 million and $0.7 million in fiscal 2009, 2008 and 2007, respectively.

Securities and Exchange Commission
February 4, 2010

d)	As presented above, we believe that revenue recognized for arrangements accounted for under SOP 97-2 is not material.

e)	We provide standard warranty for our hardware products, which entitle our customers to repair or replacement of defective products or products that do not function in accordance with published specifications. We account for standard warranties in conformity with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies.
For our EFS and IFS software products, the initial year of post-contract customer support (PCS) is automatically bundled with the software products. The PCS includes bug fixes, technical phone support and unspecified software upgrades, when and if available. PCS may be renewed by the customer. The customer must be on a PCS contract to receive any support after the initial year. We account for the bundled PCS and subsequent renewals under SOP 97-2.

5.	You indicate in your disclosures and in your response dated April 16, 2006 to our prior comment 6 that you recognize revenue for distributor arrangements upon sell-through method due to limited return rights and price protection. Given these rights are limited and payment is not contingent upon subsequent resale, please expand on your prior response and tell us how you considered disclosing how you determined recognizing revenue upon sell-through was appropriate (e.g., are you unable to estimate price protection?). Also, please tell us where you classify deferred cost of revenue for such arrangements and if the title of inventory passes to the distributors upon sell-in.
Response. In connection with the disclosures in our Form 10-K and our prior response dated April 16, 2004 to the Staff’s comment 6 regarding the recognition of revenue for distributor arrangements, we advise the Staff of our accounting for revenue recognition related to distributors as follows:
In accordance with Staff Accounting Bulletin No. 104, Revenue Recognition, we recognize revenue from product sales when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting receivable is reasonably assured. We do not recognize revenue until all of these criteria have been met. Our sales to distributors are made under agreements which contain rights for the distributor to return unsold product and price protection provisions.
Pursuant to the terms of our distributor agreements, we provide distributors with stock rotation rights and return rights when we announce the end of life for a product. The unpredictable nature of these return rights (due in many cases to factors such as technological changes, changes in demand and uncertainties in the market place) limits our ability to reasonably estimate product returns. In addition, we offer price protection which indicates that the price to distributors is not fixed or determinable. Our decision to lower prices is driven by external market conditions, competitive considerations and other factors not always in our control. In addition, we are not able to predict with certainty when we are going to make pricing reductions or how significant pricing reductions will be. This limits our ability to reasonably estimate the final price of the inventory sold to distributors.
Therefore, we do not meet the criteria in (iii) above at the time of sale to distributors, since we are not able to reasonably estimate the amount of product that could be returned to us or to reasonably estimate the final price of the inventory sold to the distributor. Accordingly, based on our reasoned

Securities and Exchange Commission
February 4, 2010

judgment, we do not recognize revenue from sales to distributors until the product is shipped by the distributors to their customers.
While title to products sold to distributors may have passed upon delivery at sell-in, we do not record these sales until we have met all of the revenue recognition criteria. Accordingly, since we do not recognize revenue upon sell-in to the distributors, we do not record deferred revenue or deferred cost of revenue for sales made to distributors in our consolidated balance sheets.
We further advise the Staff that in future filings, we will expand the footnote disclosure and critical accounting policies related to revenue recognition to explain more fully why the use of the sell-through method of recognizing revenue for sales to distributors is appropriate.
Specifically, we will modify the footnote disclosure related to revenue recognition (with corresponding revisions to the critical accounting policies) substantially as noted below:
The Company recognizes revenue from product sales when all of the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured.

For all sales, the Company uses a binding purchase order or a signed agreement as evidence of an arrangement. Delivery occurs when goods are shipped and title and risk of loss transfer to the customer, in accordance with the terms specified in the arrangement with the customer. The customer’s obligation to pay and the payment terms are set at the time of delivery and are not dependent on the subsequent resale of the product. However, certain of the Company’s sales are made to distributors under agreements which contain a limited right to return unsold product and price protection provisions. These return rights and price protection provisions limit the Company’s ability to reasonably estimate product returns and the final price of the inventory sold to distributors. As a result, the criteria listed in (iii) above has not been met at the time products are delivered to distributors. Accordingly, the Company recognizes revenue from these distributors based on the sell-through method using inventory information provided by the distributor...
     Item 9A. Controls and Procedures
     Management’s Report on Internal Control Over Financial Reporting, page 66
6.	We note your statement that your internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Please revise your disclosures in future filings to indicate that your internal controls over financial reporting were effective at the reasonable assurance level as of the end of the period covered by the report and confirm if that was the case as of March 29, 2009. See Section II.F.4 of SEC Release No. 34-47986.

Securities and Exchange Commission
February 4, 2010

Response. We advise the Staff that our internal controls over financial reporting were effective at the reasonable assurance level as of March 29, 2009. We will revise our disclosures in future filings as follows:
Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on this evaluation, our chief executive officer and chief financial officer concluded that the company’s internal control over financial reporting is effective at a reasonable assurance level as of ___, 201X.
     Item 11. Executive Compensation (incorporated from definitive proxy materials)
     Compensation Discussion and Analysis
     Base Salary, page 19
7.	We note your statement that increases to base salary should reflect the individual’s performance for the preceding year. Please expand your discussion to provide additional analysis of the effect of individual performance on cash compensation, including not only base salary, but also annual cash incentives. In this regard, we note your statement on page 20 that “[i]n addition to traditional measures of corporate performance ... the Compensation Committee emphasizes other indicators of performance, including ... individual performance.” You should provide additional detail and an analysis of how individual performance contributed to actual compensation for each individual named executive officer. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee and Mr. Desai considered in their evaluation. See Item 402(b)(2)(vii) of Regulation S-K.
Response. We propose adding disclosure substantially similar to the following new section as the last section under “Executive Compensation Philosophy and Framework” in the Compensation Discussion and Analysis of future filings:
               Individual Performance
As noted above, the Compensation Committee also considers “individual performance” by the named executive officers when making its compensation decisions in addition to benchmarking compensation levels against the peer companies included in the market. The Compensation Committee assesses each executive’s individual performance in making adjustments to base salary, determining annual cash incentives and granting equity awards to the named executive officers. Because the base salary adjustments and equity awards are typically made in May or June of each year, and our fiscal year typically begins around April 1st, the Compensation Committee considers each executive’s individual performance in light of objectives established for that executive for the prior fiscal year identified below in making base salary changes and equity awards for the current fiscal year. For example, the Compensation Committee

Securities and Exchange Commission
February 4, 2010

made decisions on fiscal 2009 (March 31, 2008 to March 29, 2009) base salary adjustments and equity awards in May 2008 by considering the executive’s individual performance objectives for fiscal 2008 (April 2, 2007 to March 30, 2008). In the case of the annual cash incentive, the Compensation Committee considers the “individual performance objectives” from the fiscal year to which the incentive payment applies, although the decision is typically made in May or June of the following fiscal year. For fiscal 2009, the Compensation Committee made decisions on the annual cash incentive in May 2009 (our fiscal 2010), but the payments were applicable to fiscal 2009 and were based upon objectives met, including “individual performance” objectives, during fiscal 2009, which ended on March 29, 2009.

Determining “individual performance” for each of the named executive officers is not a mathematical calculation in which each individual performance objective is given equal weight. The determination of individual performance is a subjective determination by the Compensation Committee (taking into account the recommendations of Mr. Desai with respect to the individual performance of the other named executive officers, other than himself) as to whether the executive officer has substantially achieved the stated objectives or has over performed or under performed with respect to certain objectives that are deemed to be important to the success of the Company.

The individual performance objectives for the Chief Executive Officer include both operational objectives and strategic objectives. These objectives support the overall corporate goals and strategies.

For fiscal 2008, the Compensation Committee established individual performance objectives for Mr. Desai that covered a number of areas, including integration of acquired companies, divestiture of certain business operations, improving certain operations activities, management succession planning, pursuing M&A activities, accelerating certain research and development activities and attracting and retaining the best technical and management talent. The Company’s other named executive officers had similar types of objectives that support the overall corporate goals and strategies, but are more specific to their areas of primary responsibility. For example, executive officers responsible for specific product groups had design win objectives and dates for releasing certain products for sale to our customers.

For fiscal 2009, Mr. Desai had individual performance objectives, including revenue and profit objectives, design win objectives, supply chain improvement objectives, business development objectives, IT project objectives and recruitment and retention of technical and management talent objectives. Other named executive officers had specific objectives (based on their area of responsibility), including design win objectives; market share objectives; inventory management objectives; customer satisfaction objectives; cost reduction objectives; organizational efficiency objectives; on-time delivery objectives; and product quality objectives.

Securities and Exchange Commission
February 4, 2010

We propose adding a new paragraph as the penultimate paragraph of “Compensation Discussion and Analysis — Executive Officer Compensation Decisions — Base Salary” substantially as follows:
The Compensation Committee made decisions on fiscal 2009 base salary adjustments for named executive officers during May 2008. At the time these decisions were made, the Compensation Committee considered the individual performance of the named executive officers for the just completed fiscal 2008 based on the individual performance objectives described above. The Compensation Committee determined that all of the named executive officers had performed satisfactorily in terms of individual performance during fiscal 2008 and approved the base salary adjustments set forth above primarily based on competitive base salary positioning of each of the named executive officers compared to the market data for similarly situated executives in the market group. This competitive benchmarking analysis resulted in the base salary adjustments described above. Mr. Desai was not awarded an increase in base salary as a result of comparing his base salary to the market group. The Compensation Committee believes that the adjusted base salaries for the named executive officers are appropriate to retain the management talent needed for the Company to operate its business.
     Annual Cash Incentive, page 19
8.	We note that your annual cash incentive program is designed to reward executives for achieving key operational and financial goals, that at the beginning of each year the Board of Directors approves specific performance goals for the upcoming year and that the fiscal 2009 plan included a minimum corporate revenue threshold. We also note that the Compensation Committee determined that the corporate and business unit performance objectives for fiscal year 2009 were achieved at aggregate levels between 97% and 100% of target depending on the organization or business unit. We presume that you have not provided quantitative disclosure of the terms of the performance targets utilized in determining incentive compensation for your executive officers for fiscal year 2009 since you believe that disclosure of the performance targets is not required because it would result in competitive harm. See Instruction 4 to Item 402(b) of Regulation S-K. In this regard, please provide a supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. In future filings, please more clearly explain the difficulty of attaining such targets.
Response. We have provided under separate cover our analysis of why disclosure of performance objectives under our annual cash incentive plan would result in competitive harm. In future filings, we will more clearly explain the difficulty of attaining the performance targets based on the relevant facts at the time of the filing.

Securities and Exchange Commission
February 4, 2010

Equity Compensation: Fiscal 2009 Awards, page 21
9.	Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for the fiscal year. In this regard, you provide minimal discussion and analysis of how the Committee determined specific fiscal year 2009 equity awards. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Although we note your general statement that the grant sizes of long-term incentives are based upon factors such as comparable equity compensation offered by other technology companies, the experience of the executive, prior grants, etc., this does little to explain what aspects of the “equity compensation offered by other technology companies, the experience of the executive, prior grants” render the compensation paid by QLogic appropriate.
Response. We propose to restate in future filings the second paragraph of “Compensation Discussion and Analysis — Executive Officer Compensation Decisions — Equity Compensation: Fiscal 2009 Awards” substantially as follows:
The Compensation Committee made fiscal 2009 equity awards to our named executive officers in June 2008. As noted above, the Compensation Committee targets the 75th percentile of the market for equity compensation to its named executive officers. At the time these decisions were made, the Compensation Committee considered the individual performance of the named executive officers for the just completed fiscal 2008 based on the individual performance objectives described above. The Compensation Committee determined that the individual performance of the named executive officers during fiscal 2008 was satisfactory and approved the equity awards set forth under “Grants of Plan — Based Awards in Fiscal Year 2009.” The equity awards were based on competitive equity positioning (at the 75th percentile) of each of the named executive officers compared to the market data for similarly situated executives in the market group, adjusted on a subjective basis by the Compensation Committee. The subjective adjustment considered individual performance by each named executive officer, the experience of each named executive officer and prior equity awards to each named executive officer. The equity award amount was then allocated approximately 65% to stock options and 35% to restricted stock units. In allocating equity awards between stock options and restricted stock units, the Compensation Committee considered the practices of other companies in the peer group and determined that it was important to award at least 65% of equity awards in the form of stock options so that named executive officers would only realize value if the price of QLogic common stock

Securities and Exchange Commission
February 4, 2010

increased. This process resulted in the equity awards described above. The Compensation Committee believes that its equity awards to the named executive officers are appropriate in design and in amount to align the interests of the named executive officers with the interests of our stockholders and to offer a competitive compensation package to each named executive officer.
As requested in your letter, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Our responses to your letter dated January 21, 2010 are set forth above. If you have any questions about our responses or if you need additional information or clarification, please feel free to contact the undersigned at (949) 389-7533.
Sincerely,
QLogic Corporation
/s/ Simon Biddiscombe
Simon Biddiscombe
Senior Vice President and Chief Financial Officer

cc: Melissa Feider, SEC Staff Accountant
      Michael Johnson, SEC Staff Attorney